| OMB APPROVAL |

                                             |---------------------------|
                                             | OMB Number: 3235-0058     |
                 UNITED STATES               | Expires: June 30, 2009    |
      SECURITIES AND EXCHANGE COMMISSION     | Estimated average burden  |
            Washington, D.C. 20549           | hours per response...2.50 |
                                              ---------------------------
                  FORM 12b-25
                                              ---------------------------
          NOTIFICATION OF LATE FILING        |      SEC FILE NUMBER      |
                                             |          0-22286          |
                                             |---------------------------|
                                             |       CUSIP NUMBER        |
                                             |        M8737E108          |
                                              ---------------------------


      (Check one): [ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                   [ ] Form 10-D [ ] Form N-SAR [ ]Form N-CSR

                       For Period Ended: December 31, 2008
                       -----------------------------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
                        --------------------------------

---------------------------------------------------------------


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

---------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Taro Pharmaceutical Industries Ltd.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

Italy House, Euro Park
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Yakum 60972, Israel
--------------------------------------------------------------------------------
City, State and Zip Code

                        PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |  (a) The reason described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    |  (b) The subject annual report, semi-annual report, transition report
    |      on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
{X} |      portion thereof, will be filed on or before the fifteenth calendar
    |      day following the prescribed due date; or the subject quarterly
    |      report or transition report on Form 10-Q or subject distribution
    |      report on Form 10-D, or portion thereof, will be filed on or
    |      before the fifth calendar day following the prescribed due date;
    |      and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Taro Pharmaceutical Industries Ltd. (the "Company") is unable to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2008 without unreasonable effort and expense because the Company has been unable to complete the audits of its financial statements for the years ended December 31, 2006 and December 31, 2007. Based on the Company's review of its 2006 financial statements, the Company has concluded that it will restate previously issued 2004 and 2005 financial statements, which will also reflect adjustments to prior years. The Company continues to work diligently with its outside auditors to complete the audit of its financial statements for 2006. After finalization of the 2006 financial statements, the Company will turn its attention to completing the audits for its 2007 and 2008 financial statements.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Ron Kolker                      914                345-9000 ext. 6361
   -----------------------       ----------------        -------------------
         (Name)                  (Area Code)              (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No


As discussed above, the Company continues to be unable to file its annual reports on Form 20-F for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously accounced, the Company expects to report net sales of approximately $339 million and net income of approximately $50 million for the year ended December 31, 2008 compared to estimated net sales of approximately $315 million and net income of approximately $29 million for the year ended December 31, 2007. These estimates are subject to possible change resulting from further review by the Company and audit by the Company's outside auditors of the Company's financial statements for 2008 and prior years as the Company seeks to become current with its Form 20-F filing obligations.

--------------------------------------------------------------------------------


                       Taro Pharmaceutical Industries Ltd.
                       -----------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date   June 30, 2009                          By
        -------------                               ----------------------------
                                             Name:  Ron Kolker
                                             Title: Senior Vice President, Chief
                                                    Financial Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)